EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Waste Management, Inc. for the registration of debt securities, common stock, preferred stock, warrants, guarantees and units and to the incorporation by reference therein of our reports dated February 16, 2012, with respect to the consolidated financial statements and schedule of Waste Management, Inc. and the effectiveness of internal control over financial reporting of Waste Management, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Houston, Texas

September 27, 2012